SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of April 2006
FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)
Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F  ☑                X Form 40-F  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes  ☐                           No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3

     On or about April 3, 2006 the Company published in the German electronic-Bundesanzeiger (Federal Gazette) the agenda and invitation for its 2006 Annual General Meeting (“AGM”) of Ordinary Shareholders. The agenda and invitation for the 2006 AGM have been posted on the Company’s web site, www.fmc-ag.com. The Company has also agreed to distribute to holders of the Company’s ordinary share American Depositary Receipts (“ADRs”) pursuant to the Pooling Agreement between the Company, its general partner, Fresenius AG and the Company’s independent directors, contain information (the “Supplemental Information”) relating to (a) security ownership of certain beneficial owners of the Company; (b) trading markets for the Company’s securities, (c) directors and senior management of the Company; (d) compensation of the Company’s management board and our supervisory board; (e) options to purchase the Company’s securities, and (f) material transactions between the Company and its subsidiaries and directors, officers and controlling persons of the Company. The Depositary for the Company’s ordinary share ADRs will distribute to ordinary share ADR holders (i) the agenda and invitation, (ii) a voting instruction card for ADR holders, (iii) the Supplemental Information, and (iv) Report of the Company’s Supervisory Board. The Company is furnishing with this Form 6-K, via Edgar, copies of the invitation and agenda for the 2006 AGM, the Supplemental Information, and the Supervisory Board report.
     The Depositary for the Company’s ordinary ADRs will also mail the Company’s 2005 Summary Annual Report to ordinary ADR holders. The Company’s complete 2005 Annual Report has been posted on the Company’s web site. Copies of the Company’s 2005 Summary Annual Report to Shareholders and its complete 2005 Annual Report to Shareholders will be furnished to the Securities and Exchange Commission as a paper filing under cover of a separate Form 6-K pursuant to Regulation S-T Rule 101(b)(1).
EXHIBITS
The following exhibits are being furnished with this Report:

Exhibit 99.1	English translation of Agenda and Invitation for Ordinary General Meeting to be held May 9, 2006 published in the German electronic-Bundesanzeiger (Federal Gazette).

Exhibit 99.2	Supplemental Management Information for the Company

Exhibit 99.3	Report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2005

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
DATE: April 4, 2006

Fresenius Medical Care AG & Co. KGaA, a partnership limited by shares, represented by:

fresenius medical care management ag, its general partner

By:	/s/ Dr. Ben J. Lipps

Name: Dr. Ben J. Lipps
Title: Chief Executive Officer and
Chairman of the Management Board

By:	/s/ LAwrence A. Rosen

Name: Lawrence A. Rosen
Title: Chief Financial Officer